BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

December 8, 2015

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Asst. Director

Michael Killoy, Staff Attorney

Jim Lopez, Staff Attorney

Steve Lo, Staff Accountant

Craig Arakawa, Staff Accountant

Re:

Wadena Corp. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on September 18, 2015

File No.  333-207047

Gentlepersons:

On behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Tuesday, December 15, 2015.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. St. George